

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

<u>Via Facsimile</u>
Mr. James F. Groelinger
Chief Executive Officer
Heartland Bridge Capital, Inc.
1 International Boulevard, Suite 400
Mahwah, NJ 07495

   Re: Heartland Bridge Capital, Inc.
      Form 8-K filed March 18, 2011
      File No. 000-54012

Dear Mr. Groelinger:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         /s/ Patrick Gilmore

         Patrick Gilmore
         Accounting Branch Chief